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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bardi Co. LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

633 W 5th Street, FL 26
(No. and Street)

Los Angeles	CA	90071
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Manfre	(310) 993 9960	cmanfre@bardico.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cristiano Manfre _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BardiCo.LC _____, as of December 31 _____, 2 025 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CEO & FinOp

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: Exemption Report

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 · Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Members' of Bardi Co., LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Bardi Co., LLC as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Bardi Co., LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bardi Co., LLC's management. My responsibility is to express an opinion on Bardi Co., LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Bardi Co., LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Bardi Co., LLC's financial statements. The Supplemental Information is the responsibility of the Bardi Co., LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Bardi Co., LLC 's auditor since 2017.
Tarzana, California
January 21, 2026

Bardi Co., LLC
Statement of Financial Conditions
December 31, 2025

Assets		2025
Cash	$	8,131
Marketable Securities, at Fair Value		623,025
Loan to Shareholders		97,500
Accounts Receivables		15,165
FINRACRD		152
Deposits		435
Total Assets		**744,408**

Liabilities and Members' Equity

Liabilities	
Accounts Payables	6,000
Accrued Expenses	13,609
Business Credit Card	2,825
Deferred Revenues	175,055
Payable SBA Loan	183,940
Total Liabilities	381,429

Members' Equity	
Members' Equity	362,979
Total Members' Equity	362,979

Total Liabilities and Members' Equity	$	**744,408**

See Accompanying Notes to Financial Statements

Bardi Co., LLC
Statement of Income (Loss)
For the Year Ended December 31, 2025

Revenues:		
Commissions and Consulting Fees	$	177,990
Interest and Dividends Earned		18,818
Realized (Loss) Gain on Sale of Securities		28,537
Unrealized Gain (Loss) on Sale of Securities		17,498
Total revenue		242,843
Expense:		
Commissions & Fees		100,560
Office Expense		19,286
Legal & Professional Services		6,000
Bank Charges		1,001
Regulatory Fees		3,222
Rent and Utilities		38,592
Travel and Entertainment		20,491
Marketing		664
Dues and Subscriptions		597
IT Equipment		1,134
Interest Expenses		7,485
All Others		6,113
Total Expenses		205,144
Income (Loss) from Operation		37,699
Income Tax Benefit (Expense):		
State Franchise Tax		800
Total Income Tax Expense		800
Net Income (Loss)	$	36,899

See Accompanying Notes to Financial Statements

Bardi Co., LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2025

	Total
Balance, December 31, 2024	$ 315,710
Members (Withdrawals)	(18,800)
Members Contributions	29,170
Net Income (Loss)	36,899
Balance, December 31, 2025	$ 362,979

See Accompanying Notes to Financial Statements

Bardi Co., LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

		2025
Operating Activities		
Net Income (Loss)	$	37,303
Adjustments to Reconcile Net Income (Loss) to		
Net Cash Provided by Operating Activities:		
Realized and Unrealized Gain on Sale of Securities		(17,498)
Change in working capital components:		
Increase in Accounts Receivable		2,635
Increase in Accounts Payable		19,609
Decreases in FINRA CRD		(533)
Lease Deposits		500
Increase in Credit Card Debt		1,906
Decrease in Deferred Revenues		14,830
Net Cash Provided (Used) by Operating Activities		**58,617**
Investing Activities		
Loan to Shareholders		(47,500)
Trade Purchase		(128,029)
Proceeds from Sale of Investments		109,674
Net Cash Provided (Used) by Investment		
Activities:		**(65,720)**
Financing Activities		
Change in SBA Loan		(4,617)
Capital Contributions		29,170
Capital Withdrawals		(18,800)
Net Cash provided (Used) by Financing Activities:		**5,753**
Net Increase (Decrease) in Cash and Equivalents	$	(1,350)
Cash at 12/31/24	$	9,481
Cash at 12/31/25	$	8,131
Supplementary Information:		
Cash Paid for Interest	$	7,485
Cash Paid for Income Taxes	$	800

See Accompanying Notes to Financial Statements

Note 1-Organization and Nature of Business

Bardi Co., LLC (the "Company") was formed in the State of California on September 13, 2012. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is also a registered investment advisory.

Note 2-Significant Accounting Policies

Basis of Presentation - The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:
- Private placements of securities;
- Investment banking;
- Investment advisory.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned - Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis and mark to market.

Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. From time to time, the Company is engaged with agreements that entail refundable retainers; in such cases, retainers are recognized as revenues only once the service is actually provided to the client.

Revenue Recognition - Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions.

Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; capital raising fees; account supervision and investment advisory fees; administrative fees, and revenue from research services.

The Company's three top clients accounted for approximately 80% of total revenues for the year ending December 31, 2025.

Income Taxes - For tax purposes, the Company, with the consent of its members, has elected to be treated like a partnership; therefore, in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain.

Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2022 to the present, generally for three years after they are filed.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market

for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access;
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly;
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

Fair Value Measurements on a Recurring Basis
As of December 31, 2025

	Level 1	Level 2	Level 3	Total
Money Market	$485,819			$485,819
Fixed Income	7,152			7,152
Common Stock	119,848			119,848
Derivatives		$8,761		8,761
Accruals	1,445			1,445
Total	**$623,025**	**$8,761**		**$623,025**

Note 4-Concentration of Risk

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation limits. The organization deposits its cash in high-quality financial institutions, and management believes the organization is not exposed to significant credit risk on those amounts.

Note 5-Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-l also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

On December 31, 2025, the Company had net capital of $221,407, which was $121,407 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.72.

Note 6- Operating Lease Commitments and Contingencies

During the year 2025, the Company leased three different office spaces in three separate locations, respectively in California, Tennessee, and Florida. From January 1, 2025, through December 31, 2025, the Company leased three office spaces for approximately $3,216 on average every month, while maintaining a virtual address first at the Regus in downtown Fort Lauderdale, Florida, for $100 a month, and then from August 1st, 2025, in Nashville, TN. On July 31st, 2025, the Company left its office space at Metro 417, in Los Angeles, CA.

Management has reviewed ASC 842 Lease Accounting and does not believe that it applies to the Company because its leases are either on a month-to-month basis, or they will expire in the next few months (the space at Regus in Los Angeles, CA, and the virtual address in Nashville, TN will expire at the end of June 2026.

Total rent expense for the year ended December 31, 2025, was $38,592.

At December 31, 2025, future minimum lease payments under these agreements were as follows:

For the Year Ending December 31, 2026: $3066.

The Company was not subject to any litigation during or at the year ended December 31, 2025.

Note 7 – Unearned Revenues

As of December 31st, 2025, the Company recorded deferred revenues for a total of $175,055 as related to six clients. The Company anticipates that such revenues will be recognized in full during fiscal year 2026.

Note 8–SBA Loan

On June 26, 2020, the Company took a 30-year SBA loan in the net aggregate amount of $107,000 for an interest rate of 3.75%. In January 2021, the amount was subsequently increased by $93,000 for a total of $200,000. Payments are made in monthly installments of $1,000, which include both principal and interest. As of December 31, 2025, the balance of the SBA loan was $183,940.

Note 9 - Subsequent Events

The management has reviewed the results of operations for the period from its year-end December 31, 2025, through January 21, 2026, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

Note 10 - Related Party

The Company's shareholders owed $97,500 on December 31, 2025.

Note 11-Segment Reporting

The Company is engaged in a single line of business as a securities broker dealer and investment advisor, which is comprised of several classes of services, including proprietary trading and transactions, investment banking, and investment advisory. The Company has identified its chief operating officer (CEO), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Bardi Co., LLC
Schedule I – Computation of Net Capital Requirement
December 31, 2025

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission:

Total Members' Equity from Financial Condition	$	362,979
Deduction and Charges:		
Non-allowable other assets		(113,252)
Net Capital Before Haircut Charges		249,727
Haircut on Investments		(28,319)
Net Capital		**221,407**
Aggregate Indebtedness:		
Total Aggregate Indebtedness (AI)		381,429
Computation of Basic Net Capital Requirement:		
Net Capital		221,407
Minimum Net Capital Required 6-2/3 of AI		25,428
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer		100,000
Excess Net Capital		**121,407**
Excess Net Capital at Net Capital Less 120% of $100,000	**$**	**101,407**
Ratio: Aggregate Indebtedness to Net Capital		1.72

Reconciliation with the Company's Computation:

Members' Equity as Reported in the Company's Part II Focus Report (Unaudited)	$	362,979

Bardi Co., LLC
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2025

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore it is not subject to the Rule.

Bardi Co., LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
December 31, 2025

The Company has no possession or control obligations under 15c3-3(b) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore it is not subject to the Rule.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 · Tel. (818) 636-5660 ·

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members'
Bardi Co. LLC
Los Angeles, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Bardi Co., LLC, stated that Bardi Co., LLC's, business activities are limited to private placement of securities and mergers and acquisitions advisory services, and investment advisory services, and that it has not held customer funds or securities and that Bardi Co., LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 8 of the related FAQ issued by SEC state on July 1, 2020. Bardi Co., LLC also stated that it had maintained compliance with the above declaration throughout the most recent year ended December 31, 2025, without exception. Bardi Co., LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Bardi Co., LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 21, 2026



BARDI CO.

January 21, 2026

I, as member of the management of Bardi Co. LLC (the "Company") am responsible for the compliance with the annual reporting requirement under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or a dealer to file annual reports with the SEC and the broker's or dealer's designed examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting firm, based upon a review of the assertions provided by the broker or dealer. Pursuant to that requirement, the management of the company hereby makes the following assertions:

The Company is non covered firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore no subject to the SEA Rule 15c3-3 for the most recent year ended December 31, 2025. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers. The Company has maintained compliance with the above throughout the year ended December 31, 2025, without exception. As such, under its membership agreement with FINRA and pursuant to Rule 15c3-3, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. The Company's business activities include mergers and acquisitions advisory services, private placements of securities, and investment advisory services.

Sincerely,

Chris Manfre
CEO and FinOp